UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADERFIELD SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33-70 PRINCE STREET SUITE 805

(No. and Street)

(City)	(State)	(Zip Code)
		11354

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY,LLP

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
9501 W. 171st Street H103	Tinley Park	IL	60487

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mario Divita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES INC, as of February 18, 20 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO/Finop

Title

MARK MACRI
Notary Public - State of New York
NO. 01MA6380726
Qualified in Richmond County
My Commission Expires Sep 10, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADERFIELD SECURITIES INC
FINANCIAL REPORT
DECEMBER 31, 2020

Flushing, New York

SEC ID #8-38086
Filed pursuant to Rule 17a-5 (e)(3)
as a PUBLIC DOCUMENT

Table of Contents

Sciaccotta Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Traderfield Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Traderfield Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Traderfield Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Traderfield Securities, Inc.'s auditor since 2020.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 16, 2021

TRADERFIELD SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	98,152
Receivables from Clearing Firm		28,406
Clearing Deposits		50,000
Pre-paid Expenses		1,536
Total Assets	$	178,094

Liabilities and Stockholders' Equity

Accounts Payable and Accrued Expenses	$	27,218

Stockholders' Equity

Common stock, no par value, 200 shares authorized		
100 shares issued and outstanding		-0-
Retained Earnings		150,876
Total Stockholders' Equity		150,876
Total Liabilities and Stockholders' Equity	$	178,094

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Commissions	$287,673
Commission Sharing Income	594,706
Rebate	14,948
Services	25,274
Total Revenue	$922,601
Expenses:	
Salaries & Commissions	$334,452
Clearing Costs	76,925
Taxes State & Local	175
Regulatory Fees	30,529
Professional Fees	29,506
Office Supplies	3,348
Continuing Ed	2,893
Settlements	40,000
Insurance Expense	4,458
Computer and Internet	37.171
Bank Service Charges	3,072
Miscellaneous Expense	275
Dues and Subscriptions	1,295
Qualifications Exam Materials	453
Telephone	2,450
Total Expenses	$566,982
Net Income	$355,619

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
Balance, January 1, 2020	200	-	$ 50,057	$ 50,057
Stockholders' Contribution	-	-	11,200	$ 11,200
Stockholders' Distributions			(266,000)	(266,000)
Net Income	-	-	355,619	355,619
Balance, December 31, 2020	200	$ -	$150,876	$ 150,876

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:	
Net Income:	$ 355,619
Changes in Operating assets and liabilities:	
Receivable from Clearing Firm	(18,733)
Prepaid Expense	(44)
Accounts Payable/ Accrued Expenses	18,652
Clearing Deposit	(25,000)
Net Cash provided by Operating Activities	330,494
Cash Flows from Financing Activities:	
Stockholders Contributions:	11,200
Stockholders Distributions:	(266,000)
Net Cash used in Financing Activities:	(254,800)
Net Increase in Cash	75,694
Cash, Beginning of Year	$22,458
Cash, End of Year	$98,152

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1. Organization and Nature of Business

Traderfield Securities Inc. (the "Company") is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp (SIPC). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as an introducing securities broker-dealer. The Company clears all of its transactions through a clearing broker dealer. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii).

On July 31, 2019, 95% of the company was sold to BDM Partners LLC. The remaining shares are still retained by Mario Divita.

The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Firm

Receivable from clearing firm consists of amounts from the Company's clearing firm, Axos Clearing for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2020.

Leases on January 1, 2019, the company adopted ASC Topic 842 Leases ("Topic 842"). This standard requires leases requires to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient and made an accounting policy election allowing leases to not recognize right-of-use assets and liabilities with a term of 12 months or less. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Brokerage Commissions - The Company buys and sells securities on behalf of certain of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

Recognition of Revenue- The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions and concessions revenue and related expense arising from securities transactions are recorded on a trade date basis. Trailing commission, revenue is generally based on a percentage of the current market value of client's investment holdings and trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue

is based on the market value of clients' holdings, this variable consideration is constrained until the market value is determinable. Commission Sharing Income revenue is generally based on a percentage of the current market value of clients' investment holdings and assets of investor introduced to related investment opportunities and is recognized over the period during which the investment is maintained. As referrals revenue is based on the market value of the clients' investment holding, this variable consideration is constrained until the market value is determinable.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses, and credits. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties – The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on December 31, 2020.

Use of Estimates

The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on December 31, 2020, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

3. Lease Commitments

The company does not have any lease commitments.

4. Contingencies

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result if the Company's clearing broker dealer is unable to fulfill their contractual obligation. The Company has deposited $50,000 with two Clearing Broker/Dealers. These deposits ensure the company's performance under these agreements.

5. Guarantees

The company has certain obligations to indemnify its management for certain events or occurrences while the individuals are or were serving at the company's request in such capabilities. The maximum liability under these obligations is unlimited; however, the company's insurance policy serves to limit its exposure.

6. Net Capital Requirements

The Company is a member of Finra and subject to the Securities and Exchange commission Uniform Net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. As of December 31,2020, the Company had net capital of $149,340 which was $144,340 in excess of the amount required. The company's net capital ratio was 0.18 to 1.

7. Settlements

In 2020, the company settled an arbitration case that was brought on by a former client. Rather than going through the time and expense of litigating the case, the Company offered $40,000 and was accepted by the Plaintiff. The Plaintiff attests that full payment was made and received and there will be no further payments. There was no admittance of guilt or negligence.

8. Related Party Transactions

BDM Partners, LLC, a 95% shareholder the Company, is affiliated with Velocity Clearing, LLC through common ownership. Effective March 10, 2020 the company entered into a commission sharing agreement with Velocity Clearing, LLC resulting in $394,151 in revenue for the year ended December 31, 2020.

9. Major Customers

For the year ended December 31, 2020, fee income from two customers amounted to $568,522.

10. Subsequent Events

Management has evaluated subsequent events through February 16, 2021, which is the date the financial statements were available to be issued.

TRADERFIELD SECURITIES INC.
COMPUTATION OF NET CAPITAL PURSUANT to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Total stockholder's equity	$ 150,879
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(1,539)
Net capital before haircuts on securities positions	149,340
Less haircuts on securities positions	-
Net Capital	$ 149,340
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 27,218
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or 5%	$ 5,000
Excess net capital	$ 144,340
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 144,340
Percentage of aggregate indebtedness to net capital is	0.18
Reconciliation of net capital computations as originally reported on the 4th quarter 2020 FOCUS report to the computations above	
Net capital as a reported on the Company's Part II FOCUS Capital Report originally filed:	149,430
Adjustments for reduction in equity	(90)
Adjustments for reduction in non-allowable assets	-
Net capital as presented above	**$ 149,340**
Excess net capital on FOCUS Report as originally filed	144,430
Decrease in net capital	(90)
Adjusted excess net capital as presented above	**144,340**

See Report of Independent Registered Public Accounting Firm.

Sciaccotta
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Traderfield Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Traderfield Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Traderfield Securities, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) and the Non-Covered Firm Provision (exemption provisions) and (2) Traderfield Securities, Inc. stated that Traderfield Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Traderfield Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Traderfield Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision of the Securities and Exchange Commission.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 16, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st St; H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

TRADERFIELD SECURITIES, INC.
EXEMPTION REPORT

Traderfield Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

2. The company is also filing the Exemption report because the Company's other activities contemplated by Footnote 74 of the SEC Release No. 34-70073 (the "Non-Covered" provision) adopting amendments to 17 CFR §240.17a-5 are limited to referring securities transactions to other broker dealers.

3. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) and the Non-Covered provision throughout the most recent fiscal year ended December 31, 2020 without exception.

Traderfield Securities, Inc.

I, Mario Divita, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By Mario Divita
FINOP, CCO February 16, 2021

Sciaccotta
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

Board of Directors
Traderfield Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Traderfield Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Traderfield Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Traderfield Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Traderfield Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Traderfield Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 16, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st St; H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

TRADERFIELD SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 1,269
Less Payments Made:		
Date Paid	Amount	
7/16/2020	$ 262	$ 262
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 1,007
Payment made with Form SIPC 7		$ 1,007

See Report of Independent Registered Public Accounting Firm

TRADERFIELD SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

Total Revenue	$ 922,601
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	76,925
Total Deductions	$ 76,925
SIPC NET OPERATING REVENUES	$ 845,676
GENERAL ASSESSMENT @ .0015	$ 1,269

See Report of Independent Registered Public Accounting Firm